Code of Ethics
A.1Introduction
The Code of Ethics of Regan Capital LLC ("Regan" or the “Firm”) is intended to satisfy the requirements under Rule 204A-1 under the Advisers Act and Rule 17J-1 under the Investment Company Act. As a registered investment adviser, the Firm owes a duty of loyalty to each of its clients, which requires the best interests of clients be served at all times. Regan Capital has adopted procedures which it believes are reasonably designed to prevent Access Persons from violating the Code.
An Access Person is defined as any supervised person of the Firm who (i) has access to non-public information regarding clients' purchase or sale of securities or (ii) is involved in making securities decisions or recommendations to clients or has access to such decisions and recommendations that are not public. The Firm takes the position that all employees and any contractors involved in the day to day business of the Firm are Access Persons.
The Code of Ethics sets out the standards of conduct expected of the Firm’s employees and details policies and procedures addressing certain potential conflicts of interest.
Employees are responsible for reading, understanding and consenting to comply with the Code of Ethics. Any questions regarding the polices set out below should be directed to the CCO. Regan requires each employee to provide acknowledgement of receipt of the Code of Ethics upon joining the Firm and annually thereafter through the Personal Trading Control Center (“PTCC”). An additional acknowledgement may be required upon material amendments to the Firm’s policies and procedures.
The importance of compliance with this Code of Ethics cannot be overemphasized. Failure to comply may result in fines, censures and other sanctions against Regan and/or employees of the Firm. An employee found not to be in compliance with the Code of Ethics will be subject to disciplinary measures up to and including termination. Any employee who has or obtains knowledge of information that constitutes a violation of the Code of Ethics must promptly notify the CCO. The Firm discloses certain aspects of its Code of Ethics on the Form ADV.
A.2Standards of Business Conduct
Regan is a “fiduciary” to the Firm’s clients and has a fundamental obligation to act in their best interests. Employees should not engage in any activity that may represent a conflict of interest to any client and are expected to take reasonable steps to fulfil the Firm’s fiduciary obligation on an ongoing basis.
In connection with the purchase or sale of securities, whether directly or indirectly, employees are prohibited whether from the following:
•employing any device, scheme or artifice to defraud a client;
•making any untrue statement of a material fact to a client or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;
•engaging in any act, practice or course of business that operates or would operate as a fraud or deceit on a client; or
•engaging in any manipulative practice with respect to a client.
A.3.    Violations
Employees are required to follow the policies of the Firm and all applicable federal securities laws. Violations of the Code of Ethics, the Compliance Manual, or securities regulations must be promptly reported to the CCO. Violations may result in severe penalties to the Firm and the individuals involved, including potential civil or criminal penalties.
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A.4. Annual Reporting for Mutual Funds
On a periodic basis, but no less frequently than annually, the Firm’s CCO shall prepare a written report to the Chief Compliance Officer and Board of Trustees of each mutual fund setting forth the following:
•A description of any material issues arising under the Code of Ethics which relate to the mutual fund since the last report to the mutual fund Chief Compliance Officer and Board of Trustees including, but not limited to, information about material violations or underlying procedures and sanctions imposed in response to the material violations;
•A certification on behalf of the Firm that Regan has adopted procedures which it believes are reasonably designed to prevent Access Persons from violating the Code of Ethics; and
•A summary of existing procedures concerning personal investing and any changes in procedures made during the past year.
A.5. Employee Activities
To fulfill Regan’s regulatory obligations the Firm must fully understand any activities of its employees that might give rise to a conflict or a potential conflict with the Firm’s clients. To that end, Regan has established policies and procedures regarding the following activities:
•Employee personal trading;
•Gifts and entertainment;
•Outside business activities; and
• Political contributions.
All activities of the CCO that require preclearance will be approved by Skyler Weinand, Managing Member.
A.5.1    Employee Personal Trading
This Policy covers all accounts holding reportable securities in which an employee has a direct or indirect beneficial ownership and includes any accounts maintained by of for:
•The employee’s spouse or domestic partner (unless a valid separation/divorce decree has been obtained);
•The employee’s immediate family[1] members living in the employee’s household;
•Any person to whom the employee contributes material financial support; and
•Any individual or entity for which the employee exercises a controlling interest or discretionary investment authority.
An employee is deemed to have beneficial ownership if the employee has or shares a direct or indirect opportunity to profit or share in any profit derived from the account.
A.5.1.1 Reportable Securities
The term reportable securities includes all traditionally traded instruments as defined in Section 202(a)(18) of the Advisers Act, except:
• Direct obligations of the U.S., such as treasury securities;
•Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
•Shares issued by money market funds;
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• Shares of open-end funds or collective investment schemes that are not affiliated, advised or sub-advised by the Firm; and
•Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are advised or sub-advised by the Firm.
The SEC has taken the position that Exchange Traded Funds are reportable securities and as such must be reported pursuant to these procedures.
A.5.1.2    Pre-Approval Requirements
Employees of Regan must obtain pre-approval from the CCO prior to undertaking any transactions in initial public offerings IPO or a limited offering (e.g., a Private Placement or private investment) or purchasing and asset-backed security or a closed-end fund (other than an ETF) in a personal account. Pre-approval is requested through the PTCC system.
In all transactions involving securities exempt from pre-approval, employees should conform to the spirit of the Code of Ethics and avoid any activity which might appear to conflict with the interests of the Firm or its clients.
Trade requests must contain the following:
• Financial instrument;
• Buy or sell request; and
• Approximate trade volume or value of transaction.
The requested transaction must be executed within 5 days of the approval. The CCO maintains all requests and approvals on file.
Employees are discouraged from frequent or excessive trading or trading in highly speculative securities or other instruments. Such trading activities are more likely to give rise to conflicts or perceived conflicts and to detract from the Firm’s client investment focus. Trading on the basis of actual or possible material non-public information i.e. inside information is strictly prohibited, as set out in the Firm’s Compliance Manual. The Firm encourages employees to adopt a medium to long-term investment strategy, as opposed to a short-term trading strategy.
A.5.1.3    Third Party Managed Accounts
Pre-approval is not required for transactions in accounts managed by a professional adviser and over which the employee exercises no discretion. While third party managed accounts must be approved by the CCO, the securities maintained by such accounts do not need to be reported on annual or quarterly holdings reports (see below).
In order for the CCO to confirm that an account is solely managed by a third party the employee and professional adviser will provide an initial and periodic representations confirming the terms of the arrangement. The CCO reserves the right to, on a sample basis, request reports on transactions and/or holdings of third party managed accounts.
A.5.1.4    Personal Account Reporting
Initial and Annual Holding Reports
Employees must submit to the CCO an initial holdings report of all securities and private investments at the commencement of employment. The initial report must:
• Be submitted no later than 10 days after becoming an employee;
• Be current and include information accurate within 45 days of the report date; and
• Contain the following information
◦The title and type of security and, as applicable, the exchange ticker symbol or CUSIP number,

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◦Number of shares, and principal amount of each reportable security in each covered account
◦ The name of any broker, dealer or bank in which a covered account is maintained;
◦The date the employee submits the holdings report.
The annual holdings report must be submitted to the CCO on an annual basis no later than 45 days after the end of calendar year. It should contain the same information as the initial holdings report and must be current within 45 days of the report date.
The CCO has the responsibility to ensure receipt of all holdings reports. The CCO reviews such reports to determine that employee trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities. The holdings reports of the CCO are reviewed by Skyler Weinand, Managing Member.
Quarterly Transaction Reports
In addition to holdings reports, every employee must submit a quarterly transaction report to the CCO through PTCC. The report must include all securities transactions that were undertaken, including the following information:
•The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;
•The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•The price of the security at which the transaction was effected;
•The name of the broker, dealer or bank with or through which the transaction was effected; and
•The date the Access Person submits the report.
Any new account established during the quarter must be disclosed in the quarterly transaction report, providing the account holder’s name and the name and the account number of the financial institution where the account is held, and such other information as may be requested by the CCO.
Each employee must submit the quarterly transaction report no later than 30 days after each calendar quarter, regardless of whether the employee undertook any transactions during the quarter.
Personal Accounts held at brokerage firms that provide electronic feeds to PTCC are reported through the system. For accounts held at brokerage firms that do not provide electronic feeds to PTCC, employees must enter manually account transactions and holdings into PTCC. Otherwise, through arrangements with each of his or her brokers, in the same time frame as they are sent to the employees, duplicate copies of all account statements issued by the broker may be sent directly to the CCO or the employee may provide copies of such statements. If an employee did not have any transactions or account openings to report, this should be indicated through PTCC within 30 days of the end of each calendar quarter.
The CCO has the responsibility to ensure the receipt of all quarterly transaction reports submitted. The CCO reviews such reports to confirm that employee trades are consistent with the Firm’s policies and do not otherwise indicate improper trading activities. The CCO will report to the Managing Member any occurrence that he determines is a violation of this policy.
The quarterly transaction reports of the CCO are reviewed by Skyler Weinand, Managing Member.
Quarterly transaction reports are not required regarding transactions undertaken:
•In an account over which the employee has no direct or indirect influence or control, such as a third party managed account;
•
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•Pursuant to an automatic investment plan (Note: The establishment of an automatic investment plan must be pre-cleared); or
•Due to the reinvestment of cash dividends resulting from securities already owned under a dividend reinvestment program.
A.5.1.5    Exemptions
Any employee seeking an exemption from these reporting requirements for a specific account must do so in writing to the CCO. In the unlikely case an exemption is granted the CCO reserves the right to periodically request holdings and/or transaction reports for the exempted account.
A.5.1.6     Restricted List
The CCO maintains a list of securities that may not be traded by Regan or personally by employees (the “Restricted List”). A security may be placed on the Restricted List for a variety of reasons including, but not limited to:
•The security, such as in the case of an ETF, is currently in a client portfolio;
•The Firm is in possession of material non-public information i.e. inside information;
•The Firm is party to terms of a nondisclosure or other agreement that restricts trading in the security;
•Trading in the security may present a conflict of interest to the Firm’s clients; or
•The CCO has determined it necessary to do so.
The CCO is responsible for maintaining the Restricted List and periodically reviewing trading records to confirm that no trading in Restricted List securities has occurred.
A.5.2    Gifts
Employees should always conduct themselves in such a manner as to avoid the appearance of a potential conflict. Employees should not, directly or indirectly, offer or accept a gift of more than a nominal value from any person or company in relation to their employment with Regan. Even gifts of nominal value may raise special concerns for persons associated with pension plan sponsors, including state, municipal and other governmental plans. Any gifts to persons known to be affiliated with such plans must be pre-approved in writing by the CCO.
A “gift” is anything of value, given or received, where there is no business communication involved in its enjoyment. Examples of gifts include, but are not limited to, tickets to events, lodging and travel expenses, golf clubs, wine, prizes received from raffles or drawings, and perishable items such as food. It may also include other items given in recognition of a life event such as a wedding, anniversary or birthday. The offering or receipt of cash gifts or cash equivalents, such as gift cards, is strictly prohibited.
Gifts should only be offered or accepted when they are clearly reasonable under the relationship’s circumstances. Employees should only accept gifts if there is a true belief that there is no attempt to influence the employee’s judgment and the gift does not bring feelings of indebtedness or obligation.
Employees are required to report their giving or acceptance of any gift that is likely to be valued over the amount of $200 in PTCC. Gifts of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, requires pre-approval from the CCO. This includes any political contributions.
A.5.3    Business Entertainment
Organizing or participating in occasional business entertainment is permitted if the following conditions are met:
•The host is present and the entertainment is for the purpose of fostering a business relationship; and

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•The entertainment is not so lavish, extravagant, or frequent as to raise a question of impropriety.
If either of these conditions is not met (e.g., a business dinner is followed by a trip to the theater or other entertainment without the host), the activity is considered a gift subject to the standards outlined above.
If an employee accepts entertainment which he or she believes to be valued more than $200, the employee’s attendance must be reported through PTCC.
Entertainment of any amount offered to or received from a government official or candidate for office, whether domestic or foreign, requires pre-approval from the CCO.
A.5.4    Outside Business Activities
While Regan encourages employees to participate in and provide leadership to community, charitable, and professional activities, prior to engaging in any outside business activity, employees must request and obtain written approval from the CCO. Requests for outside business activities are made through PTCC. This includes all positions, especially if such activities are appointments as a director, officer, outside employment and/or offer compensation.
Generally, employees may not serve as an executive officer or director or trustee of any business entity with which the Firm conducts business or in whose securities the Firm may invest. Any exceptions will be approved by the CCO. Employees must disclose to the Firm in writing all benefits, including monetary compensation, that they receive for outside business activities. The CCO maintains records of all outside business activities and their approval.
A.5.5    Anti-Bribery
It is the Firm’s policy that no employee may provide anything of value to a government official or candidate for office, whether domestic or foreign, in the hopes of securing an improper advantage in the furtherance of business relationships or the obtainment of investment advisory contracts. Any employee found in violation of Regan’s anti-bribery policy will be subject to disciplinary action, up to and including termination.
A.5.5.1    The FCPA
The Foreign Corrupt Practices Act of 1977, as amended ("FCPA"), makes it illegal for employees to make payments or provide anything of value to foreign government officials to assist the Firm in obtaining or retaining business. The FCPA applies to any officer or employee of a foreign government and to those acting on the foreign government’s behalf. Thus, the act covers corrupt payments to low-ranking employees and high-level officials alike.
Employees must request pre-approval through PTCC from the CCO and obtain approval prior to providing payment or anything else of value, including gifts and entertainment, to a foreign official.
A.5.5.2    Political Contributions
Rule 206(4)-5 of the Advisers Act (the “pay-to-play rule”) prohibits Regan from providing advisory services for compensation to a government client for two years after the Firm or its employees contribute to certain elected officials or candidates. This includes contributions made by an employee’s spouse, domestic partner, minor children and any other immediate family members sharing the employee’s household.
Pay-to-play refers to arrangements by which an investment adviser directs political contributions to a candidate who has the ability, either directly or through appointment, to influence the investment adviser selection process to manage a government account. The SEC prohibits investments advisers from engaging in pay-to-play activities.
Regan requires that all political contributions be made in compliance with the pay-to-play rule. This includes contributions to:

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•a candidate for state or local political office;
•a candidate running for federal office who currently holds a state or local political officer; and
•a political party or political action committee (“PAC”)[2] that may contribute to such campaigns.
Employees must request pre-clearance through PTCC from the CCO and obtain approval prior to making any contribution. Contribution is broadly defined and means anything of value, which includes, but is not limited to payments, gifts, loans, paid participation in fundraisers (e.g. tickets to a dinner), and transition expenses.
The pay-to-play rule requires an investment adviser to look back two years at the political contributions of a new employee who will be involved in the solicitation of clients and investors of the Firm. For employees not involved in soliciting clients or investors, the look back required by the SEC is a shorter period of six months.
Regan has taken the position that upon joining the Firm, employees will complete a political contributions disclosure form looking back dependent on the nature of the employee’s primary role and responsibilities.
A.6.    Maintenance of Records
The Firm will maintain the following records in a readily accessible place:
•A copy of each version of the Code of Ethics that has been in effect during any time in the past six years;
•A record of any violation and any action taken as a result of such violation for six years from the end of the fiscal year in which the violation occurred;
•A list of the names of persons who were Access Persons at any time within the past six years;
•A record of all acknowledgements of receipt of the Code of Ethics and amendments for each person who is currently, or within the past six years, was an Access Person;
•Holdings and transactions reports, including any brokerage confirmations and account statements submitted in lieu of these reports within the past six years;
•A record of any approval of, together with the supporting reasons for such approval, the acquisition of securities by Access Persons in IPOs and limited offering for at least six years after the end of the fiscal year in which approval was granted; and
•A copy of each report made to a mutual fund’s Chief Compliance Officer and Board of Trustees for at least six years after the end of the fiscal year in which it was made.

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[1] Immediate family includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and shall include adoptive relationships.
[2] A PAC is a group formed (as by an industry or an issue-oriented organization to raise and contribute money to the campaigns of candidates likely to advance the group’s interests.
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